                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1 )*

                       Electronics Boutique Holdings Corp.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    286045109
                                 (CUSIP Number)

                            Merrill R. Steiner, Esq.
                       Stradley Ronon Stevens & Young LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                                 (215) 564-8039

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 08, 2005

             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box. [ ]

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

______________
     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No.  286045109                  13D                     Page 2 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            The Group is comprised of the following persons:
               1.       James J. Kim
               2.       Agnes C. Kim
               3.       Susan Y. Kim
               4.       David D. Kim, as Trustee
               5.       John T. Kim, as Trustee
               6.       Susan Y. Kim, as Trustee
               7.       David D. Kim Trust of 12/31/87
               8.       John T. Kim Trust of 12/31/87
               9.       Susan Y. Kim Trust of 12/31/87
               10.      EB Nevada Inc.
               11.      The Electronics Boutique, Inc.
               12.      EB Services Corporation

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Not applicable; not organized

Number of      7. Sole Voting Power             Not applicable
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        Not applicable
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   OO

CUSIP No.  286045109                  13D                     Page 3 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     James J. Kim

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   IN

CUSIP No.  286045109               13D                        Page 4 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Agnes C. Kim

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of      7. Sole Voting Power             Not applicable
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        Not applicable
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   IN

CUSIP No.  286045109               13D                        Page 5 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Susan Y. Kim

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   IN

CUSIP No.  286045109               13D                        Page 6 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     David D. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   IN

CUSIP No.  286045109               13D                        Page 7 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     John T. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   IN

CUSIP No.  286045109               13D                        Page 8 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Susan Y. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   IN

CUSIP No.  286045109               13D                        Page 9 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     David D. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the Commonwealth of Pennsylvania

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   OO

CUSIP No.  286045109               13D                       Page 10 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     John T. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the Commonwealth of Pennsylvania

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   OO

CUSIP No.  286045109               13D                       Page 11 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Susan Y. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the Commonwealth of Pennsylvania

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   OO

CUSIP No.  286045109               13D                       Page 12 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     EB Nevada Inc.

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the State of Nevada

Number of      7. Sole Voting Power             Not applicable
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        Not applicable
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   CO

CUSIP No.  286045109               13D                       Page 13 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     The Electronics Boutique, Inc.

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the Commonwealth of Pennsylvania

Number of      7. Sole Voting Power             Not applicable
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        Not applicable
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   CO

CUSIP No.  286045109               13D                       Page 14 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     EB Services Corporation

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the Commonwealth of Pennsylvania

Number of      7. Sole Voting Power             Not applicable
Shares
Beneficially   8. Shared Voting Power           0 shares, or 0% of the common stock outstanding
Owned by
Each           9. Sole Dispositive Power        Not applicable
Reporting
Person With   10. Shared Dispositive Power      0 shares, or 0% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person
     0 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented  by Amount in Row (11)
     0% of the common stock outstanding

14.  Type of Reporting Person*   CO

Item 1. Security and Issuer.

     This Statement on Schedule 13D (the  "Schedule  13D") relates to the shares of common stock,  par value $0.01 per share  ("Common  Stock"),  of  Electronics
Boutique  Holding  Corp.,  a  Delaware  corporation  (the  "Company"),  with its principal  place  of  business  at  931  South  Matlack  Street,  West  Chester,
Pennsylvania, 19382.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed by a group consisting of James J. Kim,
Agnes C. Kim, Susan Y. Kim,  David D. Kim, as Trustee,  John T. Kim, as Trustee,
Susan Y. Kim, as Trustee  (the "Kim  Family"),  David D. Kim Trust of  12/31/87,
John T.  Kim  Trust of  12/31/87,  Susan Y. Kim  Trust  of  12/31/87  (the  "Kim
Trusts"), EB Nevada Inc., a Nevada corporation,  The Electronics Boutique, Inc.,
a  Pennsylvania  corporation,   and  EB  Services  Corporation,  a  Pennsylvania
corporation  (the "Kim  Companies"  and together with the Kim Family and the Kim
Trusts, the "Reporting Persons"). Attached as Schedule I hereto and incorporated herein by reference is a list  containing  the (a) name,  (b)  citizenship,  (c)
present  principal  occupation  or  employment,  and  (d)  the  name,  principal business,  and address of any  corporation or other  organization  in which such employment is conducted,  of each director and executive  officer of each of the
Kim Companies.

     (b) The principal business address for the Kim Family and the Kim Trusts is
1345 Enterprise Drive, West Chester, Pennsylvania, 19380. The principal business address  for EB Nevada  Inc.  is 2251A  Renaissance  Drive,  Suite 4, Las Vegas,
Nevada,  89119. The business address for The Electronics  Boutique,  Inc. and EB
Services  Corporation is 931 South Matlack Street,  West Chester,  Pennsylvania,
19382.

     (c) Attached as Schedule II hereto and incorporated  herein by reference is a list containing (a) the present principal occupation or employment and (b) the name,  principal business,  and address of any corporation or other organization in which such  employment  is conducted,  of each member of the Kim Family.  The principal  business  of the Kim  Trusts  is  purchasing,  holding,  and  selling securities and other assets for investment  purposes.  The principal business of the EB Nevada Inc. is purchasing, holding, and selling securities of the Company for investment  purposes.  The principal  business of The Electronics  Boutique,
Inc. is  purchasing,  holding,  and  selling  securities  of EB Nevada Inc.  for investment  purposes.  The  principal  business  of EB Services  Corporation  is purchasing,  holding  and  selling  securities  of the  Company  for  investment purposes.

     (d) None of the  Reporting  Persons  has  during  the last five  years been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  been  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violation of state securities laws or finding any violation with respect to such laws.

     (e) To the knowledge of the Reporting Persons,  during the last five years, none of the directors or officers of the Kim  Companies has been  convicted in a criminal  proceeding  (excluding traffic violations or similar  misdemeanors) or been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) For each  Reporting  Person,  the  response to Row 6 on the cover page, indicating  the  citizenship  or  place  of  organization  of  such  person,  is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

                              Page 16 of 25 Pages

     No newly purchased shares are being reported on this Schedule 13D.

Item 4. Purpose of Transaction.

     This Schedule 13D relates to the disposition of shares pursuant to a voting agreement  as  previously  described in the Schedule 13D filed on April 17, 2005
(the "Voting  Agreement")  entered into by and among EB Nevada Inc. and James J.
Kim (together, the "Stockholders"),  GameStop Corp. ("GameStop") and the Company
in connection with the execution of an Agreement and Plan of Merger (the "Merger
Agreement")   among  the  Company,   GameStop,   GameStop,   Inc.,  a  Minnesota
corporation,  GSC  Holdings  Corp.,  a  Delaware  corporation  and  wholly-owned subsidiary  of GameStop,  Inc.  ("Holdco"),  Cowboy  Subsidiary  LLC, a Delaware
limited  liability  company and  wholly-owned  subsidiary  of Holdco  ("GameStop
Merger Sub"),  Eagle  Subsidiary LLC, a Delaware limited  liability  company and wholly-owned  subsidiary of Holdco ("EB Merger Sub" and,  together with GameStop
Merger Sub, the "Merger Subs") providing for a business  combination whereby (i)
GameStop,  Inc. formed Holdco, (ii) GameStop Merger Sub will merge into GameStop
(the "GameStop Merger") with GameStop as the surviving  corporation and (iii) EB
Merger Sub will merge into the Company (the "EB Merger" and,  together  with the
GameStop  Merger,  the "Mergers") with the Company as the surviving  corporation and the Company and GameStop will become  direct  wholly-owned  subsidiaries  of
Holdco. Holdco will be renamed GameStop Corp.

Item 5. Interest in Securities of the Company.

     (a) For each  Reporting  Person,  the response to Row 11 on the cover page, indicating  the  aggregate  number  and  percentage  of shares  of Common  Stock
beneficially  owned  by  each  Reporting  Person,  is  incorporated   herein  by
reference.  The ownership  percentages  were  calculated  based on 0 outstanding shares of Common Stock as of October 08, 2005. Each Reporting Person states that the filing of this Schedule 13D shall not be construed as an admission that such
Reporting  Person  is,  for the  purposes  of  Section  13(d)  or  13(g)  of the
Securities Act of 1933, as amended, the beneficial owner of the shares of Common
Stock  reported as  beneficially  owned by the other  Reporting  Persons in this
Schedule 13D.

     (b) For each  Reporting  Person,  the  response to Row 7 on the cover page, indicating  the number of shares as to which  such  person has the sole power to vote or to direct the vote, is incorporated herein by reference.

     For  each  Reporting  Person,  the  response  to Row 8 on the  cover  page, indicating  the  aggregate  number of shares as to which such  person has shared power to vote or to direct the vote, is incorporated herein by reference.

     For  each  Reporting  Person,  the  response  to Row 9 on the  cover  page, indicating  the number of shares as to which  such  person has the sole power to dispose or to direct the disposition, is incorporated herein by reference.

     For each  Reporting  Person,  the  response  to Row 10 on the  cover  page, indicating  the number of shares as to which such person has the shared power to dispose or to direct the disposition, is incorporated herein by reference.

     (c) Pursuant to the Voting  Agreement,  shares of the Company were disposed on October 8th, 2005 as follows:

     Agnes C. Kim  exchanged  60 shares of the Company for 47 shares of GameStop
     Corp.(1)

     David D. Kim, as Trustee,  exchanged 13 shares of the Company for 10 shares of GameStop Corp.(1)

     John T. Kim, as Trustee,  exchanged  13 shares of the Company for 10 shares of GameStop Corp.(1)

                              Page 17 of 25 Pages

     Susan Y. Kim, as Trustee,  exchanged 13 shares of the Company for 10 shares of GameStop Corp.(1)

     David D. Kim Trust of  12/31/87  exchanged  13 shares of the Company for 10 shares of GameStop Corp.(1)

     John T. Kim Trust of  12/31/87  exchanged  13 shares of the  Company for 10 shares of GameStop Corp.(1)

     Susan Y. Kim Trust of  12/31/87  exchanged  13 shares of the Company for 10 shares of GameStop Corp.(1)

     EB Nevada Inc.  exchanged  11,569,100  shares of the Company for  9,115,873 shares of GameStop Corp.(1)

     The Electronics  Boutique,  Inc. exchanged 11,569,100 shares of the Company for 9,115,873 shares of GameStop Corp.(1)

     EB  Services  Corporation  sold its  sole  share  of the  Company  for cash consideration.

James J. Kim  disposed of 260,894  shares in Company  options,  as reported on a
Form 4 dated  September  12,  2005.  Susan Y. Kim  disposed of 15,001  shares in
Company options, as reported on a Form 4 dated September 12, 2005.

     1.   The Kim Trusts, which are the David D. Kim Trust of December 31, 1987, the John T. Kim Trust of December  31, 1987 and the Susan Y. Kim Trust
          of December 31, 1987, with David D. Kim as trustee of the David D. Kim
          Trust of December  31,  1987,  Susan Y. Kim as trustee of the Susan Y.
          Kim Trust of December  31, 1987 and John T. Kim as trustee of the John
          T. Kim  Trust  of  December  31,  1987,  may be  deemed  to have  held indirectly  11,569,100  shares of common stock in the Company  through
          The Electronics Boutique,  Inc. and EB Nevada Inc. The trust agreement for each of these trusts authorizes the trustees of the trusts to vote the  shares  of Common  Stock of the  Company  held by them,  in their discretion,  in concert with James Kim's  family.  EB Nevada Inc. is a wholly-owned subsidiary of The Electronics Boutique,  Inc., all of the outstanding  capital stock of which is owned by James J. Kim and Agnes
          C. Kim (the parents of Susan Y. Kim, John T. Kim and David D. Kim) and the Kim Trusts listed above.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Company.

     The  matters set forth in Item 4 above are  incorporated  in this Item 6 by reference  as if fully set forth  herein.  In  addition,  EB  Nevada  Inc.  is a
wholly-owned   subsidiary  of  The  Electronics  Boutique,   Inc.,  all  of  the
outstanding  capital  stock of  which is owned by James J. Kim and  Agnes C. Kim
(the parents of Susan Y. Kim,  John T. Kim and David D. Kim) and the Kim Trusts,
which are the David D. Kim Trust of December 31, 1987,  the John T. Kim Trust of
December 31, 1987 and the Susan Y. Kim Trust of December 31, 1987.  David D. Kim
is the trustee of the David D. Kim Trust of December 31,  1987,  Susan Y. Kim is
the  trustee of the Susan Y. Kim Trust of  December  31, 1987 and John T. Kim is
the trustee of the John T. Kim Trust of December 31, 1987.  The trust  agreement for each of these  trusts  authorizes  the  trustees  of the  trusts to vote the shares of Common  Stock of the Company  held by them,  in their  discretion,  in concert with James Kim's family.

                              Page 18 of 25 Pages

Item 7. Material Filed as Exhibits.

        Schedule I - Directors and Executive Officers.
        Schedule II - Kim Family.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of our knowledge and belief,  we certify that the information  set forth in this statement is true,  complete and correct.

Dated:   October 12, 2005

/s/ James J. Kim*
_____________________________                            October 12, 2005
James J. Kim

/s/ Agnes C. Kim*
_____________________________                            October 12, 2005
Agnes C. Kim

/s/ Susan Y. Kim*
_____________________________                            October 12, 2005
Susan Y. Kim

/s/ David D. Kim*
_____________________________                            October 12, 2005
David D. Kim, as Trustee

/s/ John T. Kim*
_____________________________                            October 12, 2005
John T. Kim, as Trustee

/s/ Susan Y. Kim*
_____________________________                            October 12, 2005
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*
         ______________________                          October 12, 2005
         David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*
         ______________________                          October 12, 2005
         John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*
         ______________________                          October 12, 2005
         Susan Y. Kim, as Trustee

                              Page 19 of 25 Pages

EB Nevada Inc.

By:      /s/ Susan Y. Kim*
         ______________________                          October 12, 2005
         Name: Susan Y. Kim
         Title: Senior Vice President

The Electronics Boutique, Inc.

By:      /s/ Memma S. Kilgannon
         ______________________                          October 12, 2005
         Name: Memma S. Kilgannon
         Title: Assistant Secretary

EB Services Corporation

By:      /s/ Susan Y. Kim*
         ______________________                          October 12, 2005
         Name: Susan Y. Kim
         Title: Treasurer

         /s/ Memma S. Kilgannon
_______________________________________                  October 12, 2005
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission

                              Page 20 of 25 Pages

                                    EXHIBIT A

This Agreement made by the undersigned  persons  certifies that each undersigned person  agrees that the  statement  on Schedule  13D to which this  Exhibit A is attached  is filed on  behalf of each of them and the  Group.  The  "Group"  (as defined in Rule 13d-5(b)) may be deemed to be composed of the following persons:

                  James J. Kim
                  Agnes C. Kim
                  Susan Y. Kim
                  David D. Kim, as Trustee
                  John T. Kim, as Trustee
                  Susan Y. Kim, as Trustee
                  David D. Kim Trust of 12/31/87
                  John T. Kim Trust of 12/31/87
                  Susan Y. Kim Trust of 12/31/87
                  EB Nevada Inc.
                  The Electronics Boutique, Inc.; and
                  EB Services Corporation

Each  undersigned  person further agrees that the  information as it pertains to each  undersigned  is accurate and complete,  and that each  undersigned  has no knowledge  or reason to  believe  that  information  as it  relates to the other persons making this filing is inaccurate.

/s/ James J. Kim*
_____________________________                            October 12, 2005
James J. Kim

/s/ Agnes C. Kim*
_____________________________                            October 12, 2005
Agnes C. Kim

/s/ Susan Y. Kim*
_____________________________                            October 12, 2005
Susan Y. Kim

/s/ David D. Kim*
_____________________________                            October 12, 2005
David D. Kim, as Trustee

/s/ John T. Kim*
_____________________________                            October 12, 2005
John T. Kim, as Trustee

/s/ Susan Y. Kim*
_____________________________                            October 12, 2005
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*
         ______________________                          October 12, 2005
         David D. Kim, as Trustee

                              Page 21 of 25 Pages

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*
         ______________________                          October 12, 2005
         John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*
         ______________________                          October 12, 2005
         Susan Y. Kim, as Trustee

EB Nevada Inc.

By:      /s/ Susan Y. Kim*
         ______________________                          October 12, 2005
         Name: Susan Y. Kim
         Title: Senior Vice President

The Electronics Boutique, Inc.

By:      /s/ Memma S. Kilgannon
         ______________________                          October 12, 2005
         Name: Memma S. Kilgannon
         Title: Assistant Secretary

EB Services Corporation

By:      /s/ Susan Y. Kim*
         ______________________                          October 12, 2005
         Name: Susan Y. Kim
         Title: Treasurer

         /s/ Memma S. Kilgannon
_______________________________________                  October 12, 2005
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission

                              Page 22 of 25 Pages

                                   Schedule I

                        Directors and Executive Officers

                                 EB NEVADA INC.

----------------- --------------------------- --------------- ------------------------------------------------------
       Name                 Title              Citizenship     Principal Occupation or Employment (including name,
                                                               principal business, and address of any corporation
                                                                or other organization in which such employment is
                                                                                   conducted)
----------------- --------------------------- --------------- ------------------------------------------------------
James J. Kim      Director, President &       United States   Chairman of the Board, Electronics Boutique Holdings
                  Chief Executive Officer                     Corp.; Chairman of the Board and Chief Executive
                                                              Officer, Amkor Technology, Inc., 1345 Enterprise
                                                              Drive, West Chester, PA  19380;
                                                              President and Director, EB Services Corporation;
                                                              President, The Electronics Boutique, Inc.; and
                                                              President and Director, EB Nevada Inc.
----------------- --------------------------- --------------- ------------------------------------------------------
Susan Y. Kim      Director, Senior Vice       United States   Director, Electronics Boutique Holdings Corp.;
                  President, Chief                            Treasurer, EB Services Corporation; Treasurer, The
                  Financial Officer,                          Electronics Boutique, Inc.; and Director, Secretary
                  Secretary & Treasurer                       and Treasurer, EB Nevada Inc.
----------------- --------------------------- --------------- ------------------------------------------------------
Agnes C. Kim      Director                    United States   Director, EB Nevada Inc.; Director, The Electronics
                                                              Boutique, Inc.
----------------- --------------------------- --------------- ------------------------------------------------------

                         THE ELECTRONICS BOUTIQUE, INC.

------------------- ------------------- -------------------- -------------------------------------------------------
        Name              Title             Citizenship       Principal Occupation or Employment (including name,
                                                             principal business, and address of any corporation or
                                                                 other organization in which such employment is
                                                                                   conducted)
------------------- ------------------- -------------------- -------------------------------------------------------
    James J. Kim        President          United States     Chairman of the Board, Electronics Boutique Holdings
                                                             Corp.; Chairman of the Board and Chief Executive
                                                             Officer, Amkor Technology, Inc., 1345 Enterprise
                                                             Drive, West Chester, PA  19380;
                                                             President and Director, EB Services Corporation;
                                                             President, The Electronics Boutique, Inc.; and
                                                             President and Director, EB Nevada Inc.
------------------- ------------------- -------------------- -------------------------------------------------------
    Susan Y. Kim        Treasurer          United States     Director, Electronics Boutique Holdings Corp.;
                                                             Treasurer, EB Services Corporation; Treasurer, The
                                                             Electronics Boutique, Inc.; and Director, Secretary
                                                             and Treasurer, EB Nevada Inc.
------------------- ------------------- -------------------- -------------------------------------------------------
    Agnes C. Kim         Director          United States     Director, EB Nevada Inc.; and Director, The
                                                             Electronics Boutique, Inc.
------------------- ------------------- -------------------- -------------------------------------------------------
  Memma Kilgannon       Assistant          United States     Assistant Secretary, The Electronics Boutique, Inc.;
                        Secretary                            and Assistant Secretary, EB Services Corporation.
------------------- ------------------- -------------------- -------------------------------------------------------

                            Page 23 of 25 Pages

                             EB SERVICES CORPORATION

------------------- ------------------- ------------------ ---------------------------------------------------------
        Name              Title            Citizenship       Principal Occupation or Employment (including name,
                                                            principal business, and address of any corporation or
                                                                other organization in which such employment is
                                                                                  conducted)
------------------- ------------------- ------------------ ---------------------------------------------------------
    James J. Kim      President and       United States    Chairman of the Board, Electronics Boutique Holdings
                         Director                          Corp.; Chairman of the Board and Chief Executive
                                                           Officer, Amkor Technology, Inc., 1345 Enterprise Drive,
                                                           West Chester, PA  19380;
                                                           President and Director, EB Services Corporation;
                                                           President, The Electronics Boutique, Inc.; and
                                                           President and Director, EB Nevada Inc.
------------------- ------------------- ------------------ ---------------------------------------------------------
    Susan Y. Kim        Treasurer         United States    Director, Electronics Boutique Holdings Company, Inc.;
                                                           Treasurer, EB Services Corporation; Treasurer, The
                                                           Electronics Boutique, Inc.; and Director, Secretary and
                                                           Treasurer, EB Nevada Inc.
------------------- ------------------- ------------------ ---------------------------------------------------------
  Memma Kilgannon       Assistant         United States    Assistant Secretary, The Electronics Boutique, Inc.;
                        Secretary                          and Assistant Secretary, EB Services Corporation.
------------------- ------------------- ------------------ ---------------------------------------------------------

                              Page 24 of 25 Pages

                                   Schedule II

                                   Kim Family

--------------------- ------------------------------------------------------------------------------------------------
        Name            Principal Occupation or Employment (including name, principal business, and address of any corporation or other organization in which such employment is conducted)
--------------------- ------------------------------------------------------------------------------------------------
James J. Kim          Chairman of the Board, Electronics Boutique Holdings Corp.; Chairman of the Board and Chief
                      Executive Officer, Amkor Technology, Inc., 1345 Enterprise Drive, West Chester, PA  19380;
                      President and Director, EB Services Corporation; President, The Electronics Boutique, Inc.;
                      and President and Director, EB Nevada Inc.

--------------------- ------------------------------------------------------------------------------------------------
Agnes C. Kim          Director, EB Nevada Inc.; Director, The Electronics Boutique, Inc.

--------------------- ------------------------------------------------------------------------------------------------
Susan Y. Kim          Director, Electronics Boutique Holdings Corp.; Treasurer, EB Services Corporation; Treasurer,
                      The Electronics Boutique, Inc.; and Director, Secretary and Treasurer, EB Nevada Inc.

--------------------- ------------------------------------------------------------------------------------------------
David D. Kim          Private Investor, 569 Portlock Road, Honolulu, HI 96825

--------------------- ------------------------------------------------------------------------------------------------
John T. Kim           Director, Amkor Technology, Inc., 1900 S. Price Road, Chandler, AZ, 85248
--------------------- ------------------------------------------------------------------------------------------------